NOTICE OF EXEMPT SOLICITATION

       Information to be included in Statements Submitted by or on Behalf of a Person Pursuant to Rule 14a-6(g)



                       Securities and Exchange Commission

                             Washington, D.C. 20549


                          NOTICE OF EXEMPT SOLICITATION


Name of Registrant: Pharmacopeia Inc.

Name of person Relying on Exemption: OrbiMed Advisors LLC.

Address of Person Relying on Exemption: 767 Third Avenue, 6th Floor, New York, NY 10017

Written Material: The following materials, sent to Registrant's shareholders on December 27, 2001, are attached:

Exhibit 1: Letter from Samuel D. Isaly on behalf of OrbiMed Advisors LLC. dated December 27, 2001.

Exhibit 2: Letter from Samuel D. Isaly on behalf of OrbiMed Advisors LLC. dated December 19, 2001, filed as Exhibit 1 to Form PX14A6G, dated December 19, 2001, and incorporated herein by reference.

Exhibit 3: News Release from December 19, 2001.